Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

VIA EDGAR

June 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re: Texxon Holding Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed March 31, 2025

File No. 333-281530

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2025 relating to Amendment No.1 to Registration Statement on Form F-1, filed by the Company to the Commission on March 31, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No.2 to the Registration Statement (the “Amendment No.2”) with this response letter.

Amendment No. 1 to Registration Statement on Form F-1 filed March 31, 2025

Risk Factors

Risks Related to Our Business and Industry

Pending or future litigations, arbitrations, governmental investigations and other legal proceedings..., page 49

1.	Revise to address the arbitration proceeding brought by Shanghai Kuanyu Digital Technology Co., Ltd. in January 2025, including relief sought. In this regard, we note that your disclosure at page 111 suggests that this proceeding could have a material adverse effect on your business or financial condition

Response: In response to the Staff’s comment, we have revised the disclosures on page 49 of the Amendment No.2.

Business

Material Contracts, page 108

2.	You state that pursuant to the Polystyrene Factory Construction Agreement entered into April 2022, construction “is required to be completed within 24 months” and that the Land Use Rights Transfer Agreement contemplates that construction be “complete before January 28, 2025.” As you suggest that construction of the polystyrene factory will be completed “in the second quarter of 2025,” please clarify whether you have missed any applicable deadlines under these agreements. If so, disclose any penalties that you face and whether such deadlines can or have been extended. Update your related risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 118 and 119 of the Amendment No.2. We believe we did not miss any applicable deadlines under these agreements and Taiqian County Government did not raise any issue under these agreements so far.

Related Party Transactions, page 132

3.	For each related party loan, revise to also disclose the amount due to such related party as of the most recent practicable date. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosures on page 142 of the Amendment No.2.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-9

4.

We have reviewed your response to prior comment 3. Please revise your accounting policy disclosures here, and on page 93, to include the factors and judgements reflected in your response. Additionally, your current disclosure states the selling price is determined “by adding a certain gross profit to the purchase price” whereas your correspondence states you provide a quotation to the customer and your purchase price “is negotiated independently of the customer contract.” Please review your disclosure to ensure it is consistent with the company’s policy. Refer to ASC 235-10-50-3

Response: In response to the Staff’s comment, we have revised the disclosures on pages F-9, F-10 and F-11 of the Amendment No.2.

Exhibit Index, page II-6

5.	We note your footnote disclosure to Exhibits 10.15, 10.17, and 10.18. To the extent you are relying on Item 601(b)(10)(iv) of Regulation S-K to omit certain information (as opposed to Item 601(a)(6) of Regulation S-K), please include a prominent statement on the first page of the redacted exhibits that certain identified information has been excluded from the exhibit because it is both not material and is treated as private or confidential and include brackets indicating where the information is omitted from the filed version of the exhibits. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: We respectfully advise the Staff that we are relying on Item 601(a)(6) of Regulation S-K to redact information in Exhibits 10.15, 10.17 and 10.18 that would constitute a clearly unwarranted invasion of personal privacy and have revised the exhibit index in Amendment No.2.

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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